UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number 000-29338

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)
(Translation of registrant’s name into English)

1441 Creekside Drive, 6th floor
Vancouver, British Columbia, V6J 4S7, CANADA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.

Yes [   ] No [ X ]

This Form 6-K is hereby filed and incorporated by reference in the registrant’s Registration Statements on Form F-10 (File No. 333-137935), Form F-3 (File No. 333-131912), Form S-8 (333-136696) and Form S-8 (333-125860).

Exhibit

99.1	Notice of Annual Meeting of Shareholders
99.2	Information Circular
99.3	Form of Proxy
99.4	Voting Instruction Form
99.5	Return Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.
(Registrant)

Date: May 27, 2015	By:	/s/ JENNIFER ARCHIBALD
	Name:	Jennifer Archibald
	Title:	Chief Financial Officer

SEC 1815 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.